FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                                As of May 7, 2004

                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                       Form 20-F X     Form 40-F
                                ---             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No X
                                ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated consolidated condensed interim financial statements for the period ended March 31, 2004.



                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







Date: May 7, 2004






                                                             Tenaris, S.A.









By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                 MARCH 31, 2004




















Rue Beaumont 13
L - 1219 Luxembourg

Consolidated condensed interim income statement

                                                                       Three-month period ended March
                                                                                     31,
                                                                      ----------------------------------
(all amounts in USD thousands, unless otherwise stated)     Notes           2004             2003
                                                                      ----------------------------------
                                                                                 (Unaudited)

Net sales                                                     1               859,346           789,579
Cost of sales                                                 2              (620,457)         (558,534)
                                                                      ----------------- ----------------
Gross profit                                                                  238,889           231,045
Selling, general and administrative expenses                  3              (139,818)         (132,998)
Other operating income and expenses                                             3,500               521
                                                                      ----------------- ----------------
Operating income                                                              102,571            98,568
Financial income (expenses), net                              4               (15,438)          (22,691)
                                                                      ----------------- ----------------
Income before tax, equity in losses of associated                              87,133            75,877
companies and minority interest
Equity in losses of associated companies                                         (461)           (9,034)
                                                                      ----------------- ----------------
Income before income tax and minority interest                                 86,672            66,843
Income tax                                                    5               (39,069)          (17,927)
                                                                      ----------------- ----------------
Net income before minority interest                                            47,603            48,916
Minority interest                                                                 765            (3,404)
                                                                      ----------------- ----------------
Net income for the period                                                      48,368            45,512
                                                                      ----------------- ----------------

Weighted average number of ordinary shares in issue
(thousands)                                                                  1,180,371        1,160,701
Basic and diluted earnings per share (USD per share)                              0.04             0.04

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated condensed interim balance sheet

(all amounts in USD thousands)                         At March 31,2004              At December 31, 2003
                                                  ----------------------------    ---------------------------
                                          Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net        6         1,924,947                      1,960,314
  Intangible assets, net                    6            54,317                         54,037
  Investments in associated companies                    45,361                         45,814
  Other investments                                      23,175                         23,155
  Deferred tax assets                                   124,561                        130,812
  Receivables                                            59,440     2,231,801           59,521     2,273,653
                                                  --------------                  -------------

Current assets
  Inventories                                           885,622                        831,879
  Receivables and prepayments                           175,623                        165,134
  Trade receivables                         7           760,801                        652,782
  Other investments                                     138,637                        138,266
  Cash and cash equivalents                             220,968     2,181,651          247,834     2,035,895
                                                  --------------                  -------------

                                                                --------------                 --------------
Total assets                                                        4,413,452                      4,309,548
                                                                ==============                 ==============

EQUITY AND LIABILITIES
Shareholders' Equity                                                1,888,437                      1,841,280

Minority interest                                                     118,387                        119,984

Non-current liabilities
  Borrowings                                8           333,787                        374,779
  Deferred tax liabilities                              395,172                        418,333
  Other liabilities                                     197,299                        191,540
  Provisions                                             30,345                         23,333
  Trade payables                                         11,548       968,151           11,622     1,019,607
                                                  --------------                  -------------

Current liabilities
  Borrowings                                8           585,099                        458,872
  Current tax liabilities                               102,083                        108,071
  Other liabilities                                     167,214                        207,594
  Provisions                                             31,544                         39,624
  Customers advances                                     67,715                         54,721
  Trade payables                                        484,822     1,438,477          459,795     1,328,677
                                                  --------------                  -------------

                                                                --------------                 --------------
Total liabilities                                                   2,406,628                      2,348,284
                                                                --------------                 --------------

Total equity and liabilities                                        4,413,452                      4,309,548
                                                                ==============                 ==============

Contingencies, commitments and restrictions to the distribution of profits (Note 10)


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated condensed interim statement of changes in shareholders' equity (all amounts in USD thousands)

                                                Statutory balances according to Luxembourg Law
                               -----------------------------------------------------------------------------------
                                                                           Other
                                        Share        Legal        Share      Distributable    Retained
                                       Capital      Reserves     Premium        Reserve       Earnings      Total
                               -----------------------------------------------------------------------------------

Balance at January 1,                1,180,288      118,029      609,269       96,555         201,480    2,205,621

Currency translation
differences                                  -            -            -            -               -            -
Capital Increase (Note 12)                 249           25          464           82               -          820
Net income                                   -            -            -            -          52,259       52,259

                               -----------------------------------------------------------------------------------
Balance at March 31,                 1,180,537      118,054      609,733       96,637         253,739    2,258,700
                               -----------------------------------------------------------------------------------



                                                                           Total at March 31,
                              -----------------------------------------------------------------------
                                                   Currency
                                Adjustments     translation     Retained
                                  to IFRS       adjustments     Earnings       2004         2003
                              -----------------------------------------------------------------------
                                                                               (Unaudited)

Balance at January 1,             (634,759)        (34,194)      304,612    1,841,280       1,694,054

Currency translation
differences                                  -      (2,031)            -      (2,031)        (16,594)
Capital Increase (Note 12)                   -            -            -          820               -
Net income                         (52,259)               -       48,368       48,368          45,512

                              -----------------------------------------------------------------------
Balance at March 31,               (687,018)      (36,225)      352,980       1,888,437    1,722,972
                              -----------------------------------------------------------------------

For additional disclosure related to the Distributable Reserve and the Retained Earnings calculated under Luxembourg Law see Note 10 (vi).



The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document. Consolidated condensed interim cash flow statement

(all amounts in USD thousands)                 Three-month period ended March
                                                             31,
                                              ----------------------------------
                                                   2004              2003
                                                         (Unaudited)
Net income  for the period                           48,368           45,512
Depreciation and amortization                        53,824           47,867
Tax accruals less payments                          (10,320)           4,338
Equity in earnings (losses)
 of associated companies                                461            9,034
Interest accruals less
 payments                                            (1,551)           2,426
Net provisions                                       (1,068)           3,203
Minority interest                                      (765)           3,404
Change in working capital                          (174,981)          52,415
Currency translation
 adjustment and others                               (3,477)         (10,135)
                                              ---------------- -----------------
Net cash (used in) provided
 by operations                                      (89,509)         158,064
                                              ---------------- -----------------
Capital expenditure                                 (39,912)         (43,611)
Acquisitions of subsidiaries
 and Associates                                         191         (20,013)
Proceeds from disposition of
 property, plant and equipment                        6,519              658
                                              ---------------- -----------------
Net cash used in investment
 activities                                         (33,202)         (62,966)
                                              ---------------- -----------------
Proceeds from borrowings                            147,694           84,493
Repayments of borrowings                            (51,471)         (94,374)
                                              ---------------- -----------------
Net cash provided by (used
 in) financing activities                            96,223           (9,881)
                                              ---------------- -----------------

(Decrease) / Increase in cash
 and cash equivalents                               (26,488)          85,217
                                              ---------------- -----------------
Cash and cash equivalents at
 January 1,                                         247,834          304,536
Effect of exchange rate
 changes on cash and cash
 equivalents                                           (378)             298
(Decrease) / Increase in cash
 and cash equivalents                               (26,488)          85,217
                                              ---------------- -----------------
Cash and cash equivalents at March 31,              220,968          390,051
                                              ---------------- -----------------

Non-cash financing activity:
Fair value adjustment of
 minority interest acquired                              -              748
                                              ---------------- -----------------

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Accounting policies


          Index to accounting policies

     A    Business of the Company and basis of presentation

     B Translation of financial statements and transactions in currencies other than the measurement currency

     C    Use of estimates

     D Summary of accounting policies regarding specific asset and liability categories

     E    Revenue recognition

     F    Earnings per share

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003, unless specified.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.

A    Business of the Company and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of the principal holdings is included in Note 15.

These consolidated condensed interim financial statements consolidate the financial information of Tenaris with those of its subsidiaries at March 31, 2004 and 2003 and for the three-month periods then ended. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. Elimination of all material intercompany transactions and balances among the Company and its consolidated subsidiaries has been made.

These consolidated condensed interim financial statements were approved by Tenaris's Board of Directors on May 5, 2004.

B Translation of financial statements and transactions in currencies other than the measurement currency

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company's consolidated financial statements for the year ended December 31, 2003, the measurement currency for Siderca and its Argentine subsidiaries is the U.S. dollar, because:
     o Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;
     o Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;
     o Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;
     o Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for the quarter, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. Should any such subsidiary be sold or otherwise disposed of, any accumulated translation difference would be recognized in the income statement as part of the gain or loss on sale.

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

C    Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D Summary of accounting policies regarding specific asset and liability categories

An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

(1)  Property, plant and equipment and Intangible assets

Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated financial statements for the year ended December 31, 2003. Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information systems; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives; the useful lives of Tenaris's intangible assets average 5 years. Research and development expenditure is recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

(2)  Impairment

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price -when available- and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions were recorded, other than the investment in Amazonia, as discussed in the Company's consolidated financial statements at December 31, 2003.

(3) Cash and cash equivalents, Other investments and Derivative Financial Instruments

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

Under IAS 39 "Financial Instruments: Recognition and Measurement", investments have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual "available-for-sale" category. All of Tenaris's investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

(3) Cash and cash equivalents, Other investments and Derivative financial instruments (Cont'd.)

Trust funds comprise mainly financial resources placed by Siderca, Siat and Confab within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met. At March 31, 2004 the trustee has informed us that it had allocated USD 64.8 million of such funds to create guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized immediately in the income statements as financial results.

(4)  Inventories

Inventories are stated at the lower of cost and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management's analysis of their aging.

(5)  Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client's difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. This provision is adjusted periodically based on management's analysis of their aging.


(6)  Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(7)  Income Taxes - Current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris's subsidiaries operate. Deferred income taxes are calculated using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company's consolidated financial statements for the year ended December 31, 2003.

(8)  Employee-related liabilities

(a)  Employees' statutory profit sharing

Under Mexican law, Tenaris's Mexican subsidiary companies are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. This provision amounts to USD 58.5 million at March 31, 2004 and USD 51.1 million at December 31, 2003. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(b)  Employees' severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris's Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD 53.2 million and USD 66.4 million at March 31, 2004 and December 31, 2003, respectively.

(c)  Pension obligations

Certain Argentine Tenaris officers are covered by a defined benefit employee retirement plan designed to provide retirement, termination and other benefits to those officers.

Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris's other assets. Due to these conditions, the plan is classified as "unfunded" under the IFRS definition.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD 9.3 million and USD 8.6 million at March 31, 2004 and December 31, 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated on a seven-year salary average.

(9)  Provisions and Other liabilities

Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.

E    Revenue recognition

Sales are recognized as revenues when earned and realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provisions of the sales contracts- has occurred, which may include delivery to the customer storage facility at one of the Company's subsidiaries; and collectability is reasonably assured. Interest income is recognized on an effective yield basis.

F    Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period.

Notes to the consolidated condensed interim financial statements

Index to the notes to the consolidated condensed interim financial statements


     1          Segment information
     2          Cost of sales
     3          Selling, general and administrative expenses
     4          Financial income (expenses), net
     5          Tax charge
     6          Property, plant and equipment and Intangible assets, net
     7          Trade receivables
     8          Borrowings
     9          Derivative financial instruments
     10         Contingencies, commitments and restrictions to the distribution of profits
     11         2002 exchange offer and other events with impact on minority interest
     12         Business and other acquisitions
     13         Subsequent events
     14         Related party transactions
     15         Principal subsidiaries

Notes to the consolidated  condensed interim financial statements
(In the notes all amounts are shown in USD thousands, unless otherwise stated)

1    Segment information

Primary reporting format: business segments
                          ----------------------------------------------------------------------------------
                                          Welded & Other
                                             Metallic
                             Seamless        Products          Energy           Other           Total
                          ----------------------------------------------------------------------------------
Three-month period ended                                     (Unaudited)
March 31, 2004
Net sales                     673,815          66,388         103,923           15,220         859,346
Cost of sales                (455,694)        (53,610)       (100,569)         (10,584)       (620,457)
Gross profit                  218,121          12,778           3,354            4,636         238,889

Depreciation and
amortization                   48,732           3,010             959            1,123          53,824

Three-month period ended
March 31,2003
Net sales                     565,565          98,521          72,081           53,412         789,579
Cost of sales                (375,174)        (66,189)        (71,310)         (45,861)       (558,534)
Gross profit                  190,391          32,332             771            7,551         231,045

Depreciation and
amortization                   43,564           2,008           1,133            1,162          47,867

  Tenaris's main business segment is the manufacture of seamless steel pipes.

  Secondary reporting format: geographical segments
                          -------------------------------------------------------------------------------
                               South        Europe       North    Middle East   Far East &       Total
                              America                  America      & Africa      Oceania
                          -------------------------------------------------------------------------------
Three-month period ended                                   (Unaudited)
March 31, 2004
Net sales                     164,519      307,460     198,486         92,008       96,873     859,346
Depreciation and
amortization                   26,432       15,893       9,879             10        1,610      53,824

Three-month period ended
March 31, 2003
Net sales                     189,557      226,371     182,792         90,801      100,058     789,579
Depreciation and
amortization                   28,752       11,914       5,811              3        1,387      47,867

Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization is based on the related assets' location.

Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in the five main geographical areas detailed above.

2    Cost of sales
                                                            Three-month period ended
                                                                    March 31,
                                                          -------------------------------
                                                               2004            2003
                                                          ---------------- --------------
                                                                   (Unaudited)
Raw materials, energy and consumables used and change
  in inventories                                                 399,913         352,505
Services and fees                                                 62,613          75,705
Labor cost                                                        87,352          65,967
Depreciation of property, plant and equipment                     46,302          39,490
Amortization of intangible assets                                  2,301           1,160
Maintenance expenses                                              19,180          12,042
Allowance for obsolescence                                        (1,123)            520
Taxes                                                                655           1,150
Others                                                             3,264           9,995
                                                          ---------------- --------------
                                                                 620,457         558,534
                                                          ---------------- --------------

3    Selling, general and administrative expenses
                                                             Three-month period ended
                                                                    March 31,
                                                          -------------------------------
                                                               2004            2003
                                                          ---------------- --------------
                                                                   (Unaudited)
Commissions, freights and other selling expenses                  49,459          45,783
Labor cost                                                        35,449          30,788
Services and fees                                                 25,266          28,639
Taxes                                                             11,635           9,422
Depreciation of property, plant and equipment                      2,544           4,412
Amortization of intangible assets                                  2,677           2,805
Provisions for contingencies                                       1,275           1,356
Allowance for doubtful accounts                                    3,721             248
Others                                                             7,792           9,545
                                                          ---------------- --------------
                                                                 139,818         132,998
                                                          ---------------- --------------

4    Financial income (expenses), net
                                                             Three-month period ended
                                                                    March 31,
                                                          -------------------------------
                                                               2004            2003
                                                          ---------------- --------------
                                                                   (Unaudited)
Interest expense                                                  (8,693)         (7,591)
Interest income                                                    3,095           2,265
Net foreign exchange transaction losses                          (15,279)        (16,581)
Others                                                             5,439            (784)
                                                          ---------------- --------------
                                                                 (15,438)        (22,691)
                                                          ---------------- --------------


5    Tax charge
                                                             Three-month period ended
                                                                    March 31,
                                                          -------------------------------
                                                               2004            2003
                                                          ---------------- --------------
                                                                      (Unaudited)
Current tax (a)                                                   50,614          48,101
Deferred tax                                                      (4,360)        (16,012)
Effect of currency translation on tax base (b)                    (7,185)        (14,162)
                                                          ---------------- --------------
                                                                  39,069          17,927
                                                          ---------------- --------------

(a) Current tax amounts recorded in the first quarter of 2004 include the adjustments made to the preliminary provisions recorded at December 31, 2003 , corresponding to Income Tax Filings for the year 2003.

(b) Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries.

6    Property, plant and equipment and Intangible assets, net

                                            Net Property,      Net Intangible
                                              Plant and
                                              Equipment            Assets
                                            ---------------   ------------------
                                             (Unaudited)         (Unaudited)
Three-month period ended March 31, 2004
Opening net book amount                         1,960,314           54,037
Translation differences                           (15,528)             872
Additions                                          35,596            4,316
Disposals                                          (6,345)            (174)
Transfers                                            (244)             244
Depreciation/ Amortization charge                 (48,846)          (4,978)

                                            ---------------   ------------------
At March 31, 2004                               1,924,947           54,317
                                            ---------------   ------------------

7 Trade receivables
                                              At March 31,     At December 31,
                                                 2004               2003
                                            ---------------   ------------------
                                             (Unaudited)
Current accounts                                  700,889          605,119
Notes receivables                                  87,235           71,666
                                            ---------------   ------------------
                                                  788,124          676,785
Allowance for doubtful accounts                   (27,323)         (24,003)
                                            ---------------   ------------------
                                                  760,801          652,782
                                            ---------------   ------------------

8    Borrowings

                                             At March 31,      At December 31,
                                                 2004                2003
                                            ---------------   ------------------
                                               (Unaudited)
Non-current
Bank borrowings                                   325,191              299,965
Debentures                                              -               65,375
Finance lease liabilities                           8,596                9,439
                                            ---------------   ------------------
                                                  333,787              374,779
                                            ---------------   ------------------

Current
Bank borrowings                                   343,082              273,607
Bank overdrafts                                    15,628                9,804
Debentures and other loans                        222,505              171,062
Finance lease liabilities                           4,743                5,266
Costs for issue of debt                              (859)                (867)
                                            ---------------   ------------------
                                                  585,099              458,872
                                            ---------------   ------------------
Total borrowings                                  918,886              833,651
                                            ---------------   ------------------

9    Derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

Net fair value of derivative financial
        instruments                          At March 31,        At December 31,
                                                 2004                 2003
                                             ------------        ---------------
                                              (Unaudited)
Contracts with positive fair values:
  Forward foreign exchange contracts              2,208                2,947
  Commodities contracts                           1,481                1,197

Contracts with negative fair values:
  Interest rate swaps contracts                 (5,023)               (3,505)
  Forward foreign exchange contracts            (3,041)               (2,937)
  Commodities contracts                         (2,098)               (1,592)


10   Contingencies, commitments and restrictions to the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-). Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Tenaris's consolidated financial position or income statement.

(i)  Claim against Dalmine

On December 30, 2003, Dalmine and a consortium led by BHP Billiton ("BHP") reached a full and final settlement to put an end to a litigation commenced in 1998. According to the terms of the settlement, a total of GBP 108.0 million was agreed as compensation to the consortium, inclusive of expenses. The final settlement set forth a three-year instalments payment scheme for the balance amount agreed net of advances previously made . The three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, are due in January 2004, December 2004 and December 2005, respectively. A Libor + 1% interest rate applies to the outstanding amounts. During January 2004 the first such installment was paid.

The pipe that has been the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV ("Tenet") -the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized-has commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. No assurances can be given as to when the arbitration proceedings currently in progress will conclude or that Finctecna will be required to reimburse any amounts paid or payable to BHP. For additional information regarding the litigation with BHP, refer to the Company's consolidated financial statements at December 31, 2003.

(ii) Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Siderurgica del Orinoco CA ("Sidor") and Consorcio Siderurgico Amazonia, Ltd. ("Amazonia") concluded during 2003 ("2003 Restructuring") entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia's existing shares and shares of Sidor held in its possession, that mature in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris obtained a 24.4% equity stake in Ylopa Servicos de Consultadoria Ltda ("Ylopa"), a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia an associated company of Tenaris- in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 32.9 million, primarily in the form of subordinated convertible debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) received new debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa's choice, and (b) became Sidor's creditor (in a "Participation Account Agreement") of a non interest bearing loan, payable if and when Sidor reaches certain financial goals defined as "Excess Cash".

The 2003 Restructuring set forth a mechanism for Sidor to repay its debts under the "Participation Account Agreement" whereby Ylopa is entitled to receive its percentage on the participation of Sidor's Excess Cash (determined in accordance with a specific formula). Sidor has been distributing Excess Cash to Ylopa on a semiannual basis starting October 2003.

(iii) Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP 54.4 million (approximately USD 19.0 million) at March 31, 2004 in taxes and penalties. On the basis of information from Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two subsidiaries of Tenaris domiciled in Argentina used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulation in force, but excluding any other potential punitive charges. At March 31, 2004 the referred contingent reserve totaled ARP70.7 million (approximately USD24.7 million).

(iv) Other proceedings

Dalmine is currently subject to two civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 29 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.8 million (USD 10.7 million).

(v)  Commitments

The following are the main off-balance sheet commitments:

(a) Tenaris entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

     The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris paid -on average- higher-than-market prices for its HBI and according to the original contract accumulated a credit. During the first quarter of 2004, Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount. At March 31, 2004, Tenaris credit with the off-taker amounted to approximately USD11.9 million., which were completely offset by a provision.

     In connection with Tenaris's original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD4.0 million outstanding as of March 31, 2004) in support of the USD156 million (USD53.6 million outstanding as of March 31, 2004) project financing loan made by the International Finance Corporation, or IFC, to

     Comsigua. Tenaris has been also required to pay an aggregate of USD 1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b) In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1st, 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1st 2010. The outstanding value of the contract at March 31, 2004 is approximately EUR553.6 million (USD675.1 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas, the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests.

(c) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.1 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(d) On October 24, 2003, Tenaris subsidiaries Siderca and Generadora del Parana S.A. ("Generadora"), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. In December 2003, Generadora transferred all of its assets and the rights originated in the purchase agreement with YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. Tenaris's share of the outstanding value of the contract resulting from the take-or-pay conditions totals USD
     3.2 million.

(vi) Restrictions to the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At March 31, 2004 the Company has created this reserve in full.

Shareholders' equity at March 31, 2004 under Luxembourg law and regulations comprises the following captions (amounts in USD thousand):

                                                                ----------------
                                                                Thousands of USD
                                                                ----------------
  Share capital                                                        1,180,537
  Legal reserve                                                          118,054
  Share premium                                                          609,733
  Other distributable reserve                                             96,637
  Retained earnings including net income for the three month
  period ended March 31, 2004                                            253,739
                                                                ----------------
  Total shareholders equity according to Luxembourg law                2,258,700
                                                                ================

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations exist.

At March 31, 2004, the distributable reserve and retained earnings of Tenaris under Luxembourg law totalled USD350.4 million - as detailed below- and were higher than the consolidated retained earnings of the Company, calculated under IFRS. On March 2nd, 2004, Tenaris announced that its board of directors will propose, for the approval of the annual general shareholders' meeting to be held on May 26, 2004, the payment of a dividend of USD 0.114 per share (approximately USD 135 million).

                                                                ----------------
                                                                Thousands of USD
                                                                ----------------
Distributable reserve and retained earnings at December 31,              298,035
2003 under Luxembourg law
Dividends received                                                        50,912
Other income and expenses for the three-month period ended
March 31, 2004                                                             1,347

Increase in reserve due to capital increase
(see Note 11 (b) )                                                            82
                                                                ----------------
Distributable reserve and retained earnings at
March 31, 2004 under Luxembourg law                                      350,376
                                                                ================

11   2002 exchange offer and other events with impact on minority interest

(a)  2002 exchange offer

On October 18, 2002, Sidertubes -63.0% shareholder of Tenaris- contributed all of its assets to Tenaris in exchange for shares of its common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca, Tamsa, Dalmine, Tenaris Global Services S.A. and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecanica and Metalcentro.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine ("the 2002 Exchange Offer"). These acquisitions were accounted for under the purchase method and the acquisition costs, which totalled USD 811.3 million gave rise to a net negative goodwill of USD5.2 million.

(b)  Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On September 15, 2003 Tenaris concluded an exchange offer in the United States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD 51,611 thousand The acquisition cost was determined on the bases of the price of Tenaris's shares on September 12, 2003.

For the 356,392 shares of Tamsa's common stock outstanding in the Mexican market, Tenaris and Sidertubes established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris's shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa's common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million.

On February 13, 2004, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. The capital increase was allocated USD 0.249 million to share capital, USD
0.025 million to legal reserve, USD 0.464 million to a share premium and USD
0.082 million to other distributable reserve, in accordance with Luxemburg law.

As of March 31, 2004, Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine's common stock. On July 11, 2003, Tenaris concluded a cash offer for the remaining minority interest in Dalmine and announced that it held directly or indirectly, 96.8% of the shares of Dalmine. At March 31, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 98.8% of the shares of Dalmine.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris's proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris's gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated.

12   Business and other acquisitions

As explained in Note 11 (b), during the three-month period ended March 31, 2004 Tenaris acquired 0.03 % of Tamsa and 0.002% of Dalmine, for considerations of USD 0.3 million -in kind as noted in Note 11 (b)- and USD 0.5 million, respectively.

On January 31, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financing activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and in March 2004, it contributed USD 10,000 to its capital.

Additionally, on February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.

On March 19, 2004, Tenaris signed a letter of intent with a private investor group, which may lead to Tenaris obtaining a controlling interest in S.C. Silcotub S.A., Zalau, the leading Romanian producer of small diameter seamless pipes for OCTG and other applications that has an annual capaicity of 180,000 tons of seamless pipes. Its facilities include a continuous mandrel mill, finishing facilities and a cold-drawing plant.

13   Subsequent events

On April 27, 2004 Tenaris and Sidor signed an agreement with Posven, a Venezuelan company in which Posco of Korea has a 60% shareholding, for the sale and purchase of its assets -principally an industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela- for a price of USD 120 million. The acquisition, will be effected by a newly-formed company, of which Tenaris will hold 55% and Sidor 45%, remains subject to a number of closing conditions.

The facility has a nominal annual design capacity of 1.5 million tons of HBI and has been shut down since 2001. This investment, which complements a previous investment in the Comsigua HBI plant described in Note 10 v (a), will allow Tenaris to secure a further low-cost source of high quality ferrows raw material.

14   Related party transactions

The following transactions were carried out with related parties:

                                             Three-month period ended March,
                                           ------------------ ------------------
                                                 2004               2003
                                                       (Unaudited)
(i) Transactions
(a) Sales of goods and services
   Sales of goods                                  12,384             22,475
   Sales of services                                4,280              1,856
                                           ------------------ ------------------

                                                   16,664             24,331
                                           ================== ==================

(b) Purchases of goods and services
     Purchases of goods                            11,205             29,337
   Purchases of services                            8,340             15,617
                                           ------------------ ------------------

                                                   19,545             44,954
                                           ================== ==================

                                             At March 31,      At December 31,
                                           ------------------ ------------------
                                                 2004                2003
                                              (Unaudited)
(ii) Period-end balances

   (a) Arising from sales/purchases of
        goods/services

      Receivables from related parties             45,823             42,116

      Payables to related parties                 (46,237)           (37,219)
                                           ------------------ ------------------
                                                                       4,897
                                                   (1,414)
                                           ================== ==================

   (b) Cash and cash equivalents

      Time deposits                                   661                420
                                           ================== ==================

   (c) Other balances

      Trust fund                                  118,394            118,087

      Loan to Ylopa                                34,765             33,508
                                           ------------------ ------------------
                                                                     151,595
                                                  153,159
                                           ================== ==================

   (d) Financial debt

      Borrowings and overdrafts                    (5,248)            (5,716)

      Borrowings from trust fund                   (1,789)            (1,789)
                                           ------------------ ------------------

                                                   (7,037)            (7,505)
                                           ================== ==================

15     Principal subsidiaries

The following is a list of Tenaris's subsidiaries and its direct or indirect percentage of ownership of each company at March 31, 2004 and 2003 is disclosed.

------------------------------------------------------------------------------------------------------------------
                   Company                      Country of             Main activity              Percentage of
                                               Organization                                       ownership at
                                                                                                    March 31,
                                                                                                ------------------
                                                                                                  2004     2003
------------------------------------------------------------------------------------------------------------------
Algoma Tubes Inc.                             Canada         Manufacturing of seamless steel      100%     98%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Confab Industrial S.A. and subsidiaries       Brazil         Manufacturing of welded steel        39%      39%
                                                             pipes and capital goods
------------------------------------------------------------------------------------------------------------------
Dalmine Holding B.V. and subsidiaries         Netherlands    Holding company                      99%      90%
------------------------------------------------------------------------------------------------------------------
Dalmine S.p.A.                                Italy          Manufacturing of seamless steel      99%      90%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Empresas Riga S.A. de C.V.                    Mexico         Manufacturing of welded fittings     100%     94%
                                                             for seamless steel pipes
------------------------------------------------------------------------------------------------------------------
Exiros S.A. (b)                               Uruguay        Procurement services for             100%      -
                                                             industrial companies
------------------------------------------------------------------------------------------------------------------
Information Systems and Technologies N.V.     Netherlands    Software development and             75%      71%
and subsidiaries                                             maintenance
------------------------------------------------------------------------------------------------------------------
Inmobiliaria Tamsa S.A. de C.V.               Mexico         Leasing of real estate               100%     94%
------------------------------------------------------------------------------------------------------------------
Insirger S.A. and subsidiaries  (a)           Argentina      Electric power generation            100%     99%
------------------------------------------------------------------------------------------------------------------
Invertub S.A. and subsidiaries                Argentina      Holding of investments               100%     100%
------------------------------------------------------------------------------------------------------------------
Lomond Holdings B.V. and subsidiaries         Netherlands    Procurement services for             100%     71%
                                                             industrial companies
------------------------------------------------------------------------------------------------------------------
Metalcentro S.A.                              Argentina      Manufacturing of pipe-end            100%     99%
                                                             protectors and lateral impact
                                                             tubes
------------------------------------------------------------------------------------------------------------------
Metalmecanica S.A.                            Argentina      Manufacturing steel products for     100%     99%
                                                             oil extraction
------------------------------------------------------------------------------------------------------------------
NKK Tubes K.K.                                Japan          Manufacturing of seamless steel      51%      51%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Scrapservice S.A.                             Argentina      Processing of scrap                  75%      74%
------------------------------------------------------------------------------------------------------------------
Siat S.A.                                     Argentina      Manufacturing of welded steel        82%      81%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Siderca International A.p.S.                  Denmark        Holding company                      100%     99%
------------------------------------------------------------------------------------------------------------------
Siderca S.A.I.C.                              Argentina      Manufacturing of seamless steel      100%     99%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Sidtam Limited                                B.V.I.         Holding company                      100%     97%
------------------------------------------------------------------------------------------------------------------
SO.PAR.FI Dalmine Holding S.A.                Luxembourg     Holding company                      99%      90%
------------------------------------------------------------------------------------------------------------------
Sociedad Industrial Puntana S.A. (a)          Argentina      Manufacturing of steel products      100%      -
------------------------------------------------------------------------------------------------------------------
Socominter de Bolivia S.R.L.                  Bolivia        Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Socominter S.A.                               Venezuela      Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Socominter Ltda.                              Chile          Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Panama) S.A.         Panama         Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tamsider S.A. de C.V. and subsidiaries        Mexico         Promotion and organization of        100%     94%
                                                             steel-related companies
------------------------------------------------------------------------------------------------------------------
Tamtrade S.A.de C.V.                          Mexico         Marketing of steel products          100%     94%
------------------------------------------------------------------------------------------------------------------
Techint Investment Netherlands B.V.           Netherlands    Holding company                      100%     99%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Norway AS             Norway         Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Autopartes S.A. de C.V. (b)           Mexico         Manufacturing of supplies for the    100%      -
                                                             automotive industry
------------------------------------------------------------------------------------------------------------------
Tenaris Connections A.G. and subsidiaries     Liechtenstein  Ownership and licensing of steel     100%     94%
                                                             technology
------------------------------------------------------------------------------------------------------------------
Tenaris Financial Services S.A.  (b)          Uruguay        Financial Services                   100%      -
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services S.A.                  Uruguay        Holding of investments               100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Canada) Inc.         Canada         Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (U.S.A.) Corporation  U.S.A.         Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (UK) Ltd              United Kingdom Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Japan) K.K.          Japan          Marketing of steel products          100%     100%
(previously DST Japan K.K.)
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services B.V.                  Netherlands    Sales agent of steel products        100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Far East Pte. Ltd.    Singapore      Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Korea (b)             Korea          Marketing of steel products          100%      -
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services LLC                   U.S.A.         Sales agent of steel products        100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (B.V.I.) Ltd.         B.V.I.         Holding company                      100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris West Africa Ltd.                      United Kingdom Finishing of steel pipes             100%     98%
------------------------------------------------------------------------------------------------------------------
Texas Pipe Threaders Co.                      U.S.A.         Finishing and marketing of steel     100%     99%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
 Tubos de Acero de Mexico S.A.                Mexico         Manufacturing of seamless steel      100%     94%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Tavsa, Tubos de Acero de Venezuela  S.A.      Venezuela      Manufacturing of seamless steel      70%      66%
                                                             pipes
------------------------------------------------------------------------------------------------------------------
Tubular DST Nigeria Ltd.                      Nigeria        Marketing of steel products          100%     100%
------------------------------------------------------------------------------------------------------------------
Tenaris Global Services  Ecuador S.A. (b)     Ecuador        Marketing of steel products          100%      -
------------------------------------------------------------------------------------------------------------------
Tenaris Investments Ltd. (c)                  Ireland        Holding company                      100%      -
------------------------------------------------------------------------------------------------------------------

(a)  Acquired during 2003
(b)  Incorporated during 2003
(c)  Incorporated during 2004


Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.





                                                        Carlos Condorelli
                                                     Chief Financial Officer